SEC FILE NUMBER: 0-21139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 1, 2007

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

DURA AUTOMOTIVE SYSTEMS, INC.

Full Name of Registrant
NOT APPLICABLE

Former Name if Applicable
2791 RESEARCH DRIVE

Address of Principal Executive Office (Street and Number)
ROCHESTER HILLS, MICHIGAN 48309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
On October 30, 2006, Dura Automotive Systems, Inc. (the “Company”) and its domestic and Canadian subsidiaries (collectively, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) (Consolidated Case No. 06-11202) (collectively, the “Cases”).
The Company has determined that it is unable to file its Quarterly Report on Form 10-Q for the second quarter ended July 1, 2007 within the prescribed time period because the Company could not complete the preparation of the information without unreasonable effort and expense. The Company previously disclosed in its Notification of Late Filing on Form 12b-25 filed on May 15, 2007 for its Form 10-Q for the first quarter ended April 1, 2007 that once the audit of the Annual Report on Form 10-K for the year ended December 31, 2006 was completed and the Company had filed the Form 10-K, it will then begin preparing the Form 10-Q for the first quarter ended April 1, 2007. The Company filed its Form 10-K on July 16, 2007 and has begun preparing the Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007. Once the process is complete, including the Company’s independent registered accountant firm’s review, the Company intends to become current again in its U.S. Securities and Exchange Commission filings.
The completion of financial statements and disclosures required for companies in Chapter 11 and our assessment of internal controls over financial reporting have delayed the Company’s completion of the financial and other information to be included in the Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007. The Company is working diligently to finalize its quarterly consolidated financial statements, and is in process of providing its independent registered accountant firm with the information necessary to complete the review of the Company’s quarterly consolidated financial statements.

Forward-Looking Statements
This Notification, including the attachment being filed as part of this Notification, as well as other statements made by the Company may contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, that reflect, when made, the Company’s current views with respect to current events and financial performance. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to operate pursuant to the terms of the debtor-in-possession facility; the Company’s ability to obtain Court approval with respect to motions in the Chapter 11 cases prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 cases; risks associated with third parties seeking and obtaining Court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 cases on the Company’s liquidity or results of operations; the ability of the Company to fund and execute its business plan and to do so in a timely manner; the ability of the Company to attract, motivate and/or retain key executives and associates; the ability of the Company to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of its unionized employees and the ability of the Company to attract and retain customers. Additional factors that could affect future results are identified in the Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC including the risk factors in Part I. Item 1A. Risk Factors, contained therein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.
Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company’s various prepetition liabilities, common stock and/or other equity securities. Additionally, no assurance can be given as to what values, if any, will be ascribed in the bankruptcy cases to each of these constituencies. A plan of reorganization is likely to result in holders of the Company’s common stock receiving no distribution on account of their interest and cancellation of their interests.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

DAVID L. HARBERT, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	248	299-7509

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☑

Quarterly Report on Form 10-Q for the quarter ended April 1, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see attached explanation.
DURA AUTOMOTIVE SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2007	By:	/s/ David L. Harbert

David L. Harbert
Vice President and Chief Financial
Officer

     Explanation Referred to in Part IV, Item (3) of Form 12b-25
     Significant Changes in Results of Operations
     The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the second quarter ended July 1, 2007, will reflect significant changes from its results of operations for the quarter ended July 2, 2006. The results of operations that the Company will include in the quarter ended July 1, 2007 are still being finalized by management and reviewed by its independent registered accountant firm, and are subject to the issues discussed in Part III of this notification. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.
     The Company expects to report a significant net loss for the quarter ended July 1, 2007. The Company recorded net loss of $131.3 million for the quarter ended July 2, 2006 which included a one-time charge related to recording a full valuation allowance against all applicable U.S. deferred tax assets amounting to $90.8 million recorded as of December 31, 2005. The expected net loss for the quarter ended July 1, 2007 is due to lower recovery of increased raw material costs than in prior years, higher charges for restructuring and reorganization, and under utilization of capacities and related absorption of higher fixed costs due to lower production volume and relocation and moving of businesses. In connection with our ongoing restructuring plans we have incurred increased costs in the second quarter ended July 1, 2007 as compared to the same period in 2006. The decline in business and the overall industry conditions have caused us in the second half of 2006, and continuing in 2007, to provide a full valuation allowance against our U.S. deferred tax assets. We have also incurred in the second quarter ended July 1, 2007 a significant amount of professional fees associated directly with our reorganization. In accordance with SOP 90-7, we did not recognize contractual interest expense on liabilities subject to compromise after our filing for bankruptcy on October 30, 2006.
     As a result of the general industry decline, our business in particular, and our filing for bankruptcy protection on October 30, 2006, our liquidity has been severely impacted in 2007.

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